Exhibit 13




                               December 10, 1996


Kalmar Pooled Investment Trust
Barley Mill House
3701 Kennett Pike
Greenville, DE 19807

Gentlemen:

     We propose to acquire 10,000 shares of beneficial interest ("Shares") of Kalmar Pooled Investment Trust (the "Trust") at a purchase price of $10 per share for a total of $100,000. More specifically, we will acquire 5,000 shares of each of the Kalmar "Growth-with-Value" Small Cap Fund series of the Trust and the Kalmar "Growth-with-Value" Micro Cap Fund series of the Trust. We will purchase the Shares in a private offering prior to the effectiveness of the Trust's registration statement on Form N-1A which was filed by the Trust under the Securities Act of 1933, as amended. The Shares are being purchased pursuant to Section 14 of the Investment Company Act of 1940, as amended to serve as the seed money for the Trust prior to the commencement of the public offering of its shares.

     In connection with such purchase, we understand that: (i) we, the purchaser, intend to acquire the Shares for our own account as the sole beneficial owner thereof and have no present intention of redeeming or reselling the Shares so acquired; and (ii) in the event any of the initial 10,000 Shares are redeemed during the first five years, the Trust may charge against our redemption proceeds a pro rata portion of any unamortized organizational expenses which would be borne by such Shares during the balance of the initial five-year period were they not to be redeemed.

     We consent to the filing of this Investment Letter as an exhibit to the Trust's registration statement on Form N-1A.

                              Sincerely,

                              Kalmar Investment Advisers



                              /s/ Ford B. Draper, Jr.
                              ----------------------
                              Ford B. Draper, Jr.
                              Chairman and President